UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 28, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Talcott Resolution Life Insurance Company

File No. 001-32293 - CF#36697

_____

Talcott Resolution Life Insurance Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2018.

Based on representations by Talcott Resolution Life Insurance Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 1, 2023
Exhibit 10.2	through June 1, 2023
Exhibit 10.3	through June 1, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary